SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-23351

                           NOTIFICATION OF LATE FILING

(Check One):  (X) Form 10-K   ( ) Form 11-K   ( ) Form 20-F   ( ) Form 10-Q

( ) Form N-SAR

            For Period Ended:  July 31, 1998

( ) Transition Report on Form 10-K          ( ) Transition Report on Form 10-Q
( ) Transition Report on Form 20-F          ( ) Transition Report on Form N-SAR
( ) Transition Report on Form 11-K

         For the Transition Period Ended:______________________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________


                                     PART 1
                             REGISTRANT INFORMATION

         Full name of registrant Let's Talk Cellular & Wireless, Inc.

         Former name if applicable______________________________________________

         Address of principal executive office (Street and number)

               800 Brickell Avenue, Suite 400

         City, state and zip code

                Miami, Florida  33131


                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          |  (a)   The reasons  described  in  reasonable  detail in Part III of
          |        this form could not be eliminated without unreasonable effort
          |        or expense;
          |  (b)   The subject annual  report,  semi-annual  report,  transition
          |        report on Form 10-K,  20-F,  11-K or Form  N-SAR,  or portion
     (X)  |        thereof  will be filed on or  before  the 15th  calendar  day
          |        following the prescribed  due date; or the subject  quarterly
          |        report or transition  report on Form 10-Q, or portion thereof
          |        will be filed on or before the fifth  calendar day  following
          |        the prescribed due date; and
          |  (c)   The accountant's  statement or other exhibit required by Rule
          |        12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company is unable to file its annual report on Form 10-K by its due date because:

         (1) The Company is awaiting waiver of compliance with certain of the covenants in its debt agreements from its lenders, which it expects to receive on or prior to October 30, 1998.

         (2) The Company's financial closing process for its fiscal year ended July 31, 1998 has also been delayed due to the impact of numerous acquisitions in fiscal 1998 and the difficulty encountered in obtaining financial information from the newly acquired businesses.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Daniel Cammarata                 (305)                      358-8255   Ext. 185
--------------------------------------------------------------------------------
    (Name)                     (Area Code)                   (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 (X) Yes  ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 ( ) Yes  (X) No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Let's Talk Cellular & Wireless, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 10/28/98                   By /s/ Daniel Cammarata, Chief Financial Officer
    ---------                     ----------------------------------------------

                Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

          Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).